Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts: Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts: Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Celestine Lim (65) 6850.6123 celestinelim@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS FOURTH QUARTER AND YEAR 2008 RESULTS
•	Chartered annual revenues of $1,661.1 million in 2008, up 22.5 percent from $1,355.5 million in 2007. Revenues including Chartered’s share of SMP of $1,742.8 million, up 19.5 percent from $1,458.0 in 2007.
•	Net loss before tax of $97.0 million in 2008, compared to net income before tax of $10.3 million in 2007.
SINGAPORE — January 30, 2009 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for fourth quarter and year ended December 31, 2008.

“As a result of the unprecedented rate of decline in semiconductor demand worldwide, Chartered revenues in fourth quarter 2008 were down 24 percent, and revenues including our share of SMP were down 26 percent compared to the previous quarter, in line with the guidance we had provided on December 12, 2008. Revenues from 0.13-micron and below technologies, including those from 65 nanometer (nm), accounted for 58 percent of our total business base revenues. Revenues from 65nm alone, including both SOI and bulk technologies, represented 23 percent of our total business base revenues. We ended the quarter with a net loss of $114 million, which also included a reversal of tax credit that was recognized in prior quarters, amounting to $34 million. Our previous guidance did not comprehend this reversal of tax credit,” said George Thomas, senior vice president and CFO of Chartered.
Summary of Fourth Quarter 2008 Performance
•	Revenues were $351.7 million in fourth quarter 2008, including $41.0 million from Fab 3E. Revenues in fourth quarter 2008 were down 0.3 percent from $352.6 million in fourth quarter 2007. Revenues including Chartered’s share of SMP were $359.0 million, down 5.0 percent from $377.8 million in the year-ago quarter, primarily due to weakness in the computer sector and to a significantly lesser extent the communications sector. Excluding Fab 3E, revenues in fourth quarter 2008 were down 11.9 percent, and revenues including Chartered’s share of SMP were down 15.8 percent compared to the year-ago quarter. Sequentially, revenues were down 24.1 percent compared to $463.7 million in third quarter 2008. Revenues including Chartered’s share of SMP were down 26.3 percent from $487.2 million in third quarter 2008, primarily due to the significant decline in semiconductor demand across all sectors.
•	Gross profit was $13.8 million, or 3.9 percent of revenues, compared to a gross profit of $60.5 million, or 17.2 percent of revenues in the year-ago quarter, primarily due to higher cost per wafer resulting from lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets, and a richer mix in production levels. Gross profit was down 79.0 percent sequentially from $65.6 million, or 14.1 percent of revenues in third quarter 2008, primarily due to higher cost per wafer resulting from lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets, partially offset by higher average selling prices (ASP) resulting from higher selling prices in certain technology nodes as well as a favorable product mix. The fixed costs in fourth quarter 2008 included the impact of an upward revision of projected useful lives and a corresponding elimination of projected residual values for twelve-inch process equipment used for leading-edge technologies. This upward revision of projected useful lives and elimination of projected residual values, which was completed in fourth quarter 2008, resulted in a favorable impact of $18.1 million for the quarter.
•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $2.4 million, down 60.1 percent from $6.0 million in the year-ago quarter, due to the renewal of the lease with SMP. The rental charged to SMP is arrived at based on the terms of the original joint-venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint-venture agreement. The lower rental starting from second quarter 2008 reflects Chartered’s recovery of the majority of these costs over the initial 10 years of the joint venture.
•	Research and development (R&D) expenses were $45.4 million, an increase of 1.4 percent from the year-ago quarter, primarily due to cost of higher development activities related to the advanced 32nm technology node. Compared to the previous quarter, R&D expenses were up 2.7 percent from $44.2 million, primarily due to lower reimbursement of expenses related to grants and higher cost of development activities related to the advanced 32nm technology node.
•	Sales and marketing expenses were $14.5 million, down 7.9 percent compared to $15.8 million in the year-ago quarter, primarily due to lower payroll-related expenses, partially offset by higher financial support for pre-contract customer design validation activities. Compared to the previous quarter, sales and marketing expenses were down 25.4 percent from $19.5 million, primarily due to lower expenses related to Electronic Design Automation (EDA) offerings resulting mainly from the impact of an upward revision of projected useful lives for certain technology-related intangible assets and lower financial support for pre-contract customer design validation activities. This upward revision of projected useful lives, which was completed in fourth quarter 2008, resulted in a favorable impact of $1.5 million for the quarter.
•	General and administrative (G&A) expenses were $9.9 million, down 7.5 percent compared to $10.7 million in the year-ago quarter and down 11.6 percent from $11.2 million in the previous quarter, primarily due to lower payroll-related expenses.
•	Equity in loss of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $2.0 million compared to equity in income of $9.0 million in the year-ago quarter and equity in income of $8.7 million in the previous quarter, primarily due to lower revenues resulting from lower shipments and higher cost per wafer resulting from lower production volumes over which fixed costs are allocated.

•	Other income (loss), net, was a loss of $5.9 million, compared to a loss of $0.9 million in third quarter 2008, primarily due to a decline in value of an investment in a private enhanced cash fund and to a lesser extent a decline in value of investments in equity securities.
•	Net interest expense was $14.2 million, compared to $8.1 million in the year-ago quarter, primarily due to lower interest income arising from lower interest rates, lower interest capitalization associated with the ramp of Fab 7 and to a lesser extent higher interest expense resulting from higher outstanding debt. Compared to the previous quarter, net interest expense was up 4.8 percent from $13.6 million, primarily due to higher interest expense resulting from higher outstanding debt and lower interest capitalization associated with the ramp of Fab 7.
•	The financial position of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), continued to be in a shareholders’ deficit in fourth quarter 2008, and therefore none of the loss of $11.5 million in the fourth quarter was allocated to the minority interest. At the end of fourth quarter 2008, CSP’s shareholders’ deficit was $432.6 million.
•	Net loss was $114.0 million, or negative 32.4 percent of revenues, compared to a net income of $5.9 million, or 1.7 percent of revenues in the year-ago quarter, and a net loss of $24.4 million or negative 5.3 percent of revenues in the previous quarter.

Net loss in fourth quarter 2008 included a tax expense of $33.0 million, mainly resulting from an additional valuation allowance of $34.3 million provided on a portion of the deferred tax assets that is assessed to be non-realizable, based on Chartered’s downward revision of its projections of future taxable income in view of the rapid slowing down of demand and worsening economic outlook.
•	Basic loss per American Depositary Share (ADS) and basic loss per share in fourth quarter 2008 were ($0.46) and ($0.05) respectively, compared with basic earnings per ADS and basic earnings per share of $0.01 and $0.00 respectively in fourth quarter 2007. Diluted loss per ADS and diluted loss per share in fourth quarter 2008 were ($0.46) and ($0.05) respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.01 and $0.00 respectively in fourth quarter 2007.
Summary of Year 2008 Performance
•	Revenues were $1,661.1 million in 2008, including $123.2 million from Fab 3E. Revenues in 2008 were up 22.5 percent from $1,355.5 million in 2007. Revenues including Chartered’s share of SMP were $1,742.8 million, up 19.5 percent from $1,458.0 million a year ago, primarily due to strength in the communications and consumer sectors, partially offset by weakness in the computer sector.

Excluding Fab 3E, revenues in 2008 were up 13.5 percent and revenues including Chartered’s share of SMP were up 11.1 percent compared to 2007.
•	Gross profit was $213.8 million, or 12.9 percent of revenues, a decrease from $259.7 million, or 19.2 percent of revenues in 2007, primarily due to lower selling prices and to a lesser extent higher cost per wafer including the impact of significantly lower utilization of manufacturing assets, partially offset by higher shipments.
•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $13.4 million compared to $22.9 million in 2007, due to the renewal of the lease with SMP. The rental charged to SMP is arrived at based on the terms of the original joint-venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint-venture agreement. The lower rental starting from second quarter 2008 reflects Chartered’s recovery of the majority of these costs over the initial 10 years of the joint venture.
•	R&D expenses were $177.9 million, an increase of 11.3 percent from $159.8 million in 2007, primarily due to higher development activities related to the advanced 45nm and 32nm technology nodes and higher payroll-related expenses.
•	Sales and marketing expenses were $69.5 million, an increase of 19.7 percent from $58.0 million in 2007, primarily due to higher financial support for pre-contract customer design validation activities, higher expenses related to Electronic Design Automation (EDA) offerings and higher payroll-related expenses.
•	G&A expenses were $43.1 million, 8.6 percent higher compared to $39.6 million in 2007, primarily due to higher cost for external services and higher payroll-related expenses.
•	Equity in income of SMP was $26.2 million compared to $34.2 million in 2007, primarily due to lower revenues resulting from lower shipments.
•	Other income (loss), net, was an income of $2.9 million, compared to a loss of $2.4 million in 2007, primarily due to the recognition of income arising from a technology licensing arrangement, partially offset by a decline in value of an investment in a private enhanced cash fund and to a lesser extent decline in value of investments in both equity securities and marketable securities.
•	Net interest expense was $52.6 million, compared to a net interest expense of $33.3 million in 2007, primarily due to lower interest income arising from lower interest rates, and to a lesser extent lower interest capitalization associated with the ramp of Fab 7 and higher interest expense resulting from higher outstanding debt.
•	The financial position of CSP continued to be in a shareholders’ deficit in 2008, and therefore none of the loss of $1.7 million in 2008 was allocated to the minority interest.

•	Net loss was $92.6 million, or negative 5.6 percent of revenues, compared to a net income of $101.7 million, or 7.5 percent of revenues in 2007.

Net income for 2007 included a tax benefit of $91.4 million, of which $119.5 million resulted from a retroactive change of tax status for Fab 3 from “pioneer” to “non-pioneer.” Excluding this tax benefit of $119.5 million, the income tax expense was $28.1 million in 2007. Net loss for 2008 included a tax benefit of $4.5 million, of which $48.7 million resulted from a retroactive change of tax status for Fab 7 from “pioneer” to “non-pioneer.” Excluding this tax benefit of $48.7 million, the income tax expense was $44.2 million in 2008. The higher income tax expense for 2008 was due primarily to the provision of additional valuation allowance on a portion of existing deferred tax assets which is assessed to be not realizable.
•	Basic loss per ADS and basic loss per share in 2008 were ($0.40) and ($0.04) respectively, compared with basic earnings per ADS and basic earnings per share of $0.36 and $0.04 respectively in 2007. Diluted loss per ADS and diluted loss per share in 2008 were ($0.40) and ($0.04) respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.35 and $0.04 respectively in 2007.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in fourth quarter 2008 were 368.8 thousand wafers, a decrease of 3.7 percent compared to 383.2 thousand wafers in fourth quarter 2007. Shipments in fourth quarter 2008 decreased by 28.3 percent compared to 514.3 thousand wafers shipped in third quarter 2008. Shipments including Chartered’s share of SMP were 377.7 thousand wafers, a decrease of 9.1 percent compared to 415.5 thousand wafers in fourth quarter 2007. Shipments including Chartered’s share of SMP in fourth quarter 2008 decreased by 30.6 percent compared to 544.5 thousand wafers shipped in third quarter 2008.
•	Shipments in 2008 were 1,825.2 thousand wafers, an increase of 28.6 percent compared to 1,419.7 thousand wafers shipped in 2007. Shipments including Chartered’s share of SMP were 1,927.9 thousand wafers, an increase of 24.5 percent compared to 1,548.9 thousand wafers in 2007.
•	ASP was $909 per wafer in fourth quarter 2008, compared to $878 per wafer in third quarter 2008, primarily due to higher selling prices in certain technology nodes as well as a favorable product mix. ASP including Chartered’s share of SMP was $907 per wafer in fourth quarter 2008 compared to $873 per wafer in third quarter 2008.
•	ASP was $884 in 2008, a decrease of 5.0 percent compared to $930 per wafer in 2007, primarily due to lower selling prices across technology nodes, partially offset by a favorable product mix arising from higher shipments of 65nm products. ASP including Chartered’s share of SMP was $879 per wafer in 2008 compared to $918 per wafer in 2007.
Capacity and Utilization
Capacity utilization in fourth quarter 2008 was 59 percent compared to 81 percent in the year-ago quarter, and 85 percent in third quarter 2008. Capacity utilization was 79 percent in 2008 and 2007. Total capacity in fourth quarter 2008 was up approximately one percent sequentially. For full-year 2008, total capacity increased by approximately 25 percent to 2.4 million eight-inch equivalent wafers from 2.0 million in 2007, primarily due to the acquisition of Fab 3E and the Fab 7 ramp. Excluding Fab 3E, capacity increased by approximately 13 percent in 2008. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Total wafers shipped	415.5	457.2	548.5	544.5	377.7
Total capacity	512.4	534.4	624.8	638.9	645.2
Utilization	81%	86%	88%	85%	59%
Capacity by Fab

(Thousand 8” equivalent wafers)	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	Est. 1Q 2009
Fab 2	155.5	153.8	153.8	155.5	155.5	152.2
Fab 3	70.4	74.8	80.4	83.1	83.1	81.3
Fab 3E (a)	—	—	74.3	75.1	75.1	73.5
Fab 5 (Chartered’s share)	35.3	35.5	35.5	35.9	35.9	33.7
Fab 6	120.0	120.2	126.2	127.4	130.2	130.5
Fab 7	131.2	150.1	154.6	161.9	165.4	161.9

Total	512.4	534.4	624.8	638.9	645.2	633.1

(a)	Eight-inch wafer fabrication facility acquired in March 2008.
Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Communications	46%	48%	48%	52%	48%
Computer	20%	18%	17%	13%	12%
Consumer	31%	31%	30%	31%	33%
Other	3%	3%	5%	4%	7%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Americas	68%	66%	58%	60%	63%
Europe	9%	9%	9%	10%	10%
Asia-Pacific	23%	25%	24%	21%	15%
Japan	—	—	9%	9%	12%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
0.065 and below	13%	10%	13%	19%	23%
Up to 0.09	4%	7%	4%	3%	1%
Up to 0.13	31%	34%	32%	34%	34%
Up to 0.15	—	—	—	—	1%
Up to 0.18	16%	15%	21%	18%	17%
Up to 0.25	13%	14%	14%	10%	9%
Up to 0.35	14%	12%	10%	9%	8%
Above 0.35	9%	8%	6%	7%	7%

Total	100%	100%	100%	100%	100%

Top Customers
Chartered had two customers that exceeded 10 percent of revenues (excluding Chartered’s share of SMP revenues) in 2008, and in order of revenue significance, these were Broadcom and Qualcomm. Chartered’s top five customers accounted for 63 percent of total revenues in 2008, compared with 61 percent in the previous year.

Review and Outlook
“The negative macroeconomic environment and difficult end market conditions are continuing to impact the foundry industry and our business in a significant way as we go into the first quarter of 2009. Foundry customers, we believe, are cutting orders even more aggressively as they grapple with worsening visibility in the market place and rising inventories. In this environment, it is difficult to predict with accuracy how the quarter will turn out. However, based on our current outlook, we are guiding for Chartered revenues to be down approximately 32 percent sequentially and revenues including Chartered’s share of SMP to be down approximately 31 percent sequentially in the first quarter,” said Thomas.
The outlook for first quarter 2009 is as follows:

	4Q 2008	1Q 2009 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$351.7M	$238M, ± $6M	Down 31% to Down 34%
Revenues including Chartered’s share of SMP	$359.0M	$246M, ± $7M	Down 30% to Down 33%
ASP (b)	$909	$932, ± $20	Flat to Up 5%
ASP including Chartered’s share of SMP (b)	$907	$933, ± $25	Flat to Up 6%
Utilization	59%	37%, ± 3%	—
Gross profit	$13.8M	($64M), ± $6M	—
Net income (loss)	($114.0M)	($147M), ± $5M	—
Basic earnings (loss) per ADS (c)	($0.46)	($0.59), ± $0.02	—

(b)	Eight-inch equivalent wafers.

(c)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.6 million in first quarter 2009.
Guidance comments for year 2009:
—	R&D expenditures: essentially flat compared to $178 million in 2008.

—	Capital expenditures: approximately $375 million, 35% lower compared to $576 million in 2008. Out of this, approximately $240 million is for equipment that has already been delivered and equipment committed in 2008 for delivery in 2009. 2009 capital expenditures are primarily targeted for 65nm, 45nm and below capacity, and to a lesser extent eight-inch tools, and are cash-flow based. With the above capital expenditure, Fab 7 is expected to have a capacity of 27,000 wafers (twelve-inch) per month by December 2009.

—	Depreciation and amortization: approximately $515 million, compared to $565 million in 2008.

—	Wafer capacity: approximately 2.6 million wafers (eight-inch equivalent) in 2009, compared to 2.4 million wafers (eight-inch equivalent) in 2008.
Workforce Re-sizing
As a result of further decline in our utilization rate into the first quarter and lack of visibility in the end markets, Chartered is reducing its worldwide workforce by approximately 600 people, or about 8 percent of its total employment. Chartered expects to incur a one-time charge of approximately $8 million in the first quarter associated with this workforce reduction. Annual savings in payroll and benefits is expected to be approximately $16 million.
CEO Closing Comments
“While the market demand is showing further contraction, the three near-term priorities that we had set for ourselves: lowering our breakeven utilization level; positioning for early phase of demand recovery; and preserving our cash and liquidity position continue to be key focus areas for the management,” said Chia Song Hwee, president & CEO of Chartered.
“We are making progress towards achieving our target of lowering our breakeven utilization rate operationally to approximately 75 percent by fourth quarter of 2009 by optimizing product mix, improving productivity and reducing our cost base. So far, we are on track towards achieving product mix optimization in Fab 7 and also reducing costs from our manufacturing operations.
“In managing our cash and liquidity position, we are taking a painful but prudent business decision to reduce our worldwide workforce by approximately 600 people in the coming days, bringing the total workforce reduction since third quarter of 2008 to about 1,300 positions or approximately 18 percent of the total workforce. In addition, we expect to reduce our capital expenditure by 35 percent compared to the previous year to $375 million in 2009, our lowest level since 2003.

“We are continuing to take all necessary actions to position Chartered and enhance its preparedness to benefit from the industry recovery at the earliest possible stage. In this regard, we are not only targeting potentially high-growth products and applications, but also ensuring that our technology offerings and intellectual property enablement are well aligned, ensuring a faster time-to market for our customers as they launch new products. As we reduce our workforce, we are making every effort to ensure that our customer engagement efforts remain unaffected,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its fourth quarter 2008 and first quarter 2009 outlook on a conference call today, January 30, 2009, at 8:30 a.m. Singapore time (US time 4:30 p.m. PT/7:30 p.m. ET, Thursday, January 29, 2009). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For first quarter 2009, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, March 13, 2009, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	4Q 2007	3Q 2008	4Q 2008	1Q 2009 Guidance	Year	Year
	Actual	Actual	Actual	Midpoint	2007	2008
Revenues (d)	$352.6M	$463.7M	$351.7M	$238M	$1,355.5M	$1,661.1M
Chartered’s share of SMP revenues	$25.2M	$23.5M	$7.3M	$8M	$102.5M	$81.7M
Revenues including Chartered’s share of SMP	$377.8M	$487.2M	$359.0M	$246M	$1,458.0M	$1,742.8M

ASP (e)	$899	$878	$909	$932	$930	$884
ASP of Chartered’s share of SMP revenues (e)	$781	$780	$822	$959	$793	$796
ASP including Chartered’s share of SMP (e)	$889	$873	$907	$933	$918	$879

(d)	Determined in accordance with US GAAP.

(e)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Communications	47%	48%	50%	52%	48%
Computer	18%	16%	14%	13%	12%
Consumer	32%	33%	31%	31%	33%
Other	3%	3%	5%	4%	7%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Communications	44%	39%	28%	50%	51%
Computer	50%	46%	59%	28%	16%
Consumer	4%	12%	12%	20%	28%
Other	2%	3%	1%	2%	5%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Communications	46%	48%	48%	52%	48%
Computer	20%	18%	17%	13%	12%
Consumer	31%	31%	30%	31%	33%
Other	3%	3%	5%	4%	7%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Americas	70%	68%	61%	62%	64%
Europe	9%	9%	8%	10%	10%
Asia-Pacific	21%	23%	22%	19%	14%
Japan	—	—	9%	9%	12%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Americas	27%	27%	17%	20%	40%
Europe	13%	13%	13%	12%	11%
Asia-Pacific	58%	56%	66%	64%	42%
Japan	2%	4%	4%	4%	7%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
Americas	68%	66%	58%	60%	63%
Europe	9%	9%	9%	10%	10%
Asia-Pacific	23%	25%	24%	21%	15%
Japan	—	—	9%	9%	12%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
0.065 and below	14%	11%	14%	19%	23%
Up to 0.09	4%	7%	4%	3%	1%
Up to 0.13	34%	37%	34%	36%	35%
Up to 0.15	—	—	—	—	1%
Up to 0.18	11%	10%	17%	14%	15%
Up to 0.25	13%	15%	14%	11%	9%
Up to 0.35	15%	12%	10%	10%	8%
Above 0.35	9%	8%	7%	7%	8%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
0.065 and below	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	2%	—	—	—	—
Up to 0.18	86%	89%	99%	95%	100%
Up to 0.25	8%	6%	1%	3%	—
Up to 0.35	4%	5%	—	2%	—
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008
0.065 and below	13%	10%	13%	19%	23%
Up to 0.09	4%	7%	4%	3%	1%
Up to 0.13	31%	34%	32%	34%	34%
Up to 0.15	—	—	—	—	1%
Up to 0.18	16%	15%	21%	18%	17%
Up to 0.25	13%	14%	14%	10%	9%
Up to 0.35	14%	12%	10%	9%	8%
Above 0.35	9%	8%	6%	7%	7%

Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the first quarter of 2009; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net loss and loss per ADS; our estimated wafer capacity in first quarter of 2009; the expected weakness in the foundry industry; our near-term priorities to (i) bring down our breakeven utilization rate operationally to approximately 75% by fourth quarter 2009, (ii) positioning ourselves for early phase of demand recovery, and (iii) preserving our cash and liquidity position, our guidance comments on the R&D expenditures, capital expenditures, depreciation and amortization and wafer capacity for 2009, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, financial market turmoil, credit crisis and the deteriorating macro economic conditions in the United States as well as globally; reduced demands from our major customers; excess inventory, life cycle, market outlook and trends for specific products; demand and supply outlook in the semiconductor and foundry market; competition from existing foundries and new foundry companies resulting in pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Fab 3E operations into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2007 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2008	2007	2008

Net revenue	$352,577	$351,680	$1,355,486	$1,661,120
Cost of revenue	292,107	337,902	1,095,830	1,447,309

Gross profit	60,470	13,778	259,656	213,811

Other revenue	6,005	2,393	22,930	13,367

Operating expenses:
Research and development	44,754	45,392	159,764	177,866
Sales and marketing	15,803	14,548	58,013	69,469
General and administrative	10,705	9,899	39,648	43,053
Other operating expense	2,293	5,022	13,030	10,138

Total operating expenses	73,555	74,861	270,455	300,526

Equity in income (loss) of associated companies, net	8,839	(2,195)	33,836	25,997
Other income (loss)	(2,377)	(5,877)	(2,418)	2,905
Interest expense, net	(8,103)	(14,210)	(33,294)	(52,592)

Income (loss) before income taxes	(8,721)	(80,972)	10,255	(97,038)
Income tax expense (benefit)	(14,591)	33,038	(91,433)	(4,459)

Net income (loss)	5,870	(114,010)	101,688	(92,579)

Less: Accretion to redemption value of convertible redeemable preference shares	2,451	2,547	9,663	10,042

Net income (loss) available to ordinary shareholders	$3,419	$(116,557)	$92,025	$(102,621)

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$0.00	$(0.05)	$0.04	$(0.04)
Diluted net earnings (loss) per ordinary share	$0.00	$(0.05)	$0.04	$(0.04)

Basic net earnings (loss) per ADS	$0.01	$(0.46)	$0.36	$(0.40)
Diluted net earnings (loss) per ADS	$0.01	$(0.46)	$0.35	$(0.40)

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,539.6	2,543.2	2,538.3	2,541.4
Effect of dilutive securities	2.4	—	330.3	—

Diluted net earnings (loss) per ordinary share	2,542.0	2,543.2	2,868.6	2,541.4

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	254.0	254.3	253.8	254.1
Effect of dilutive securities	0.2	—	33.0	—

Diluted net earnings (loss) per ADS	254.2	254.3	286.8	254.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of

	December 31,	December 31,
	2007	2008
		(Unaudited)
ASSETS

Cash and cash equivalents	$743,173	$524,501
Restricted cash	45,092	69,560
Marketable securities	2,822	950
Receivables, net	237,312	224,428
Inventories	213,524	189,498
Other investments	89,290	19,634
Other current assets	22,520	19,840

Total current assets	1,353,733	1,048,411

Investment in associated companies	30,112	28,924
Technology licenses, net	62,699	48,178
Property, plant and equipment, net	2,463,789	2,845,668
Other non-current assets	115,228	53,992

Total assets	$4,025,561	$4,025,173

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$212,618	$315,927
Short-term debt	270,000	—
Current installments of long-term debt and capital lease obligations	78,663	163,232
Other current liabilities	114,630	102,355

Total current liabilities	675,911	581,514

Long-term debt and capital lease obligations, excluding current installments	1,499,917	1,677,228
Other non-current liabilities	52,747	57,138

Total liabilities	2,228,575	2,315,880

Convertible redeemable preference shares	255,837	265,879

Shareholders’ equity	1,541,149	1,443,414

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$4,025,561	$4,025,173

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Twelve Months Ended

	December 31,	December 31,
	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$101,688	$(92,579)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of associated companies, net	(33,836)	(25,997)
Cash dividends received from associated companies	33,602	34,157
Depreciation and amortization	494,774	564,916
Foreign exchange loss, net	252	82
Gain on disposal of property, plant and equipment	(1,010)	(220)
Others, net	17,648	31,754
Changes in assets and liabilities:
Receivables	8,197	92,456
Inventories	(55,032)	41,339
Other assets	(72,977)	(5,945)
Payables and other liabilities	(14,433)	(53,606)

Net cash provided by operating activities	478,873	586,357

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(758,352)	(576,010)
Payments for technology licenses	(8,369)	(13,751)
Increase in other investments	(99,373)	—
Investment in associated companies	(1,216)	(8,041)
Purchase of a subsidiary, net of cash acquired of $6,523	—	(237,072)
Refund of deposits placed with a vendor	449	1,753
Proceeds from sale of property, plant and equipment	5,059	11,936
Proceeds from redemption of other investments	8,837	64,223
Return of capital from associated companies	7,350	—
Principal payments received under leases	—	478
Others, net	65	(419)

Net cash used in investing activities	(845,550)	(756,903)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	542,848	419,612
Repayments	(123,629)	(433,631)
Capital lease payments	(3,981)	(5,267)
Receipts of refundable customer deposits	202	—
Refund of customer deposits	(28,559)	(5,609)
Issuance of ordinary shares	2,576	989
Increase in cash restricted for debt repayments	(2,029)	(24,468)
Others, net	(900)	—

Net cash provided by (used in) financing activities	386,528	(48,374)

Effect of exchange rate changes on cash and cash equivalents	4,340	248
Net increase (decrease) in cash and cash equivalents	24,191	(218,672)
Cash and cash equivalents at the beginning of the period	718,982	743,173

Cash and cash equivalents at the end of the period	$743,173	$524,501